UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

October 2013

Date of Report (Date of Earliest Event Reported)

Embotelladora Andina S.A.

(Exact name of registrant as specified in its charter)

Andina Bottling Company, Inc.

(Translation of Registrant´s name into English)

Avda. Miraflores 9153

Renca

Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐            No ☒

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐            No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes ☐            No ☒

MATERIAL FACT

EMBOTELLADORA ANDINA S.A.

Securities’ Registry No. 124

Santiago, October 1, 2013

Mr.

Fernando Coloma Correa

Superintendent

Securities and Insurance Superintendency

From our consideration,

In accordance with the provisions set forth in Article 9 and section 2 of Article 10 of Law No. 18,045 on Securities Market, in General Rule (Norma de Carácter General) No. 30 and in Notice (Circular) No. 1072 of this Superintendency, and being duly empowered for these purposes, I hereby inform you as a material fact with respect to Embotelladora Andina S.A. (the “Company”), its business, publicly offered securities or their offer, the following:

As of today, the Company has issue and place in the international market pursuant to Rule 144A and Regulation S of the Securities Act of the United States of America, for an amount of US$ 575 million (five hundred and seventy-five million Dollars of the United States of America), due 2023.

In this regard, Annex attached form of Notice No. 1,072 of the Superintendency.

Yours sincerely,

Embotelladora Andina S.A.

FORM MATERIAL FACT

PLACEMENT OF FOREING NOTES

1.0                               IDENTIFICATION OF THE ISSUER

1.1	Company Name:	Embotelladora Andina S.A.

1.2	Fantasy Name:	Embotelladora Andina S.A.

1.3	R.U.T.:	91.144.000-8

1.4	Securities’ Registry No.:	124

1.5	Address:	Av. Miraflores 9153, Renca, Santiago, Chile

1.6	Phone:	(+56 2) 2338 0501

1.7

Activities and Business: Holding company with business, operations and activities of manufacturing, production, elaboration, processing, bottling, canning, distribution, transportation, import, export, purchase, sale and marketing in general, in any form and title, of all type of food and, in particular, any kind of mineral water, juices, soft drinks and beverages in general and other similar products, and raw materials or semi-fabricated form used in such activities and/or complementary products or related businesses and previous activities.

2.0                              THIS COMMUNICATION IS MADE UNDER THE PROVISIONS SET FORTH IN ARTICLE 9 AND SECTION 2 OF ARTICLE 10 OF LAW No. 18,045, AND IT IS ABOUT A MATERIAL FACT REGARDING THE COMPANY, ITS BUSINESSES, ITS PUBLICLY OFFERED SECURITIES AND/ OR THEIR OFFER, AS APPLICABLE.

3.0                               ISSUE CHARACTERISTICS

3.1	Base currency:		Dollars of the United States of America.

3.2	Total emission:		US$ 575,000,000.-

3.3	Carrier/to order:		N/A

3.4	Series:		The notes may be issued in one or more series.

	3.4.1	Amount Series:	N/A

	3.4.2	No. of Notes:	N/A

	3.4.3	Nominal value notes: The notes will be issued in denominations of US$ 200,000 and integral multiples of US$ 1,000 in excess.

	3.4.4	Readjustment Type:	N/A

3.4.5	Interest rate:	5,000% annual

3.4.6	Date of issue:	October 1, 2013

3.4.7	For each series fill the following table:

N° cuota Interés	N° cuota amortiz.	Fecha	Intereses	Amortización	Total cuota	Saldo capital
1	—	01-abr-14	14,375,000	0	14,375,000	575,000,000
2	—	01-oct-14	14,375,000	0	14,375,000	575,000,000
3	—	01-abr-15	14,375,000	0	14,375,000	575,000,000
4	—	01-oct-15	14,375,000	0	14,375,000	575,000,000
5	—	01-abr-16	14,375,000	0	14,375,000	575,000,000
6	—	01-oct-16	14,375,000	0	14,375,000	575,000,000
7	—	01-abr-17	14,375,000	0	14,375,000	575,000,000
8	—	01-oct-17	14,375,000	0	14,375,000	575,000,000
9	—	01-abr-18	14,375,000	0	14,375,000	575,000,000
10	—	01-oct-18	14,375,000	0	14,375,000	575,000,000
11	—	01-abr-19	14,375,000	0	14,375,000	575,000,000
12	—	01-oct-19	14,375,000	0	14,375,000	575,000,000
13	—	01-abr-20	14,375,000	0	14,375,000	575,000,000
14	—	01-oct-20	14,375,000	0	14,375,000	575,000,000
15	—	01-abr-21	14,375,000	0	14,375,000	575,000,000
16	—	01-oct-21	14,375,000	0	14,375,000	575,000,000
17	—	01-abr-22	14,375,000	0	14,375,000	575,000,000
18	—	01-oct-22	14,375,000	0	14,375,000	575,000,000
19	—	01-abr-23	14,375,000	0	14,375,000	575,000,000
20	1	01-oct-23	14,375,000	575,000,000	589,375,000	0

3.5	Guaranties:

Yes ☐	No ☒

3.5.1	Guaranties type and amount:	N/A

3.6	Extraordinary Redemption:

Yes ☒	No ☐

3.6.1                       Procedures and dates:

If the Company chooses to redeem the notes, it must adopt a board resolution delivered at least 5 business days prior to the date the notice of redemption is delivered to the holders. The Company must notify each holder of the redemption, or ask the Trustee to give such notice, with not less than 30 days but not more than 60 days prior to the redemption date, according to the terms of the indenture. In the event that the Company notifies the redemption itself to each holder, then it must also send a copy to the Trustee. If the Company chooses the Trustee who give notice of the redemption to the Holders, it must request it with at least 45 days prior to the redemption date. Any notice of redemption shall state, among others, the redemption date, the redemption price and accrued interest amount.

Once notice of the redemption is given, the notes to be redeemed shall be due and payable on the redemption date and at the redemption price stated in the notice (together with accrued interest, if any).

Before 12:00 noon New York City, on the business day preceding the redemption date, the Company shall deposit the Trustee or the Paying Agent a sum of money, in immediately available funds, sufficient to pay the redemption price and accrued interest on all notes to be redeemed on that date.

The notes also have an optional redemption, to be made in whole or in part, within 90 days prior to the note maturity date, and an optional redemption in case of occurrence of certain tax events (Optional Tax Redemption Upon Event).

4.0                               OFFER

Public ☐	Private ☒

5.0                               COLOCATION COUNTRY

5.1.	Name:	United States of America

5.2	Standards for approval of compromise:

Private placement pursuant to Rule 144A and Regulation S of the Securities Act of the United States of America.

6.0                               INFORMATION TO BE PROVIDED

6.1          To future holders:

While notes are in force, the Company shall provide the following information to the Trustee, to the extent that there has not been notified in writing that it has been made publicly available for submission to the SEC or the Company’s web site:

(i)             A copy of its audited annual financial statements (on a consolidated basis), prepared in accordance with IFRS and audited by a member firm of a internationally recognized independent auditors, in accordance with the terms and conditions specified in the indenture.

(ii)          A copy of its unaudited quarterly financial statements (on a consolidated basis), prepared on a basis consistent with the audited financial statements of the Company and in accordance with IFRS, together with a certificate signed by the person authorized to sign the financial statements of the Company for the purpose of certifying that the financial statements present fairly in all material respects the financial position of the Company at the end of the respective period and the results of its operations during such period, subject to the terms and conditions detailed in the indenture.

(iii)            To the extent not included in the above, the Company shall provide the Trustee copies of all public presentations made to any stock exchange, securities regulatory agency or authority, to the extent that the content of these presentations not been made available to the public by filing with the SEC or the website of the Company in accordance with the terms and conditions specified in the indenture; and

(iv)           In the event that the Company is not subject to Sections 13 or 15(d) of the Securities Exchange Act or is exempt from reporting pursuant to Rule 12g3-2(b) of the Securities Exchange Act, the Company shall make available, upon request to any holder of notes and any potential buyer of notes indicated by any holder, the information required pursuant to Rule 144A (d)(4) of the U.S. Securities Act, pursuant to the terms and conditions are detailed in the indenture.

6.2                                A future note holder representatives:

See references of providing information in Section 6.1 below.

7.0                               INDENTURE

7.1                                General characteristics:

Agreement executed on October 1, 2013 between Embotelladora Andina S.A., as Issuer, and The Bank of New York Mellon, as Trustee, Registrar, Paying Agent and Transfer Agent, under which notes were issued to be placed in foreign markets under Rule 144A and Regulation S of the Securities Act of the United States of America, for an amount of US$ 575,000,000, payable in 2023 with an interest rate of 5.000%.

7.2                                Rights and obligations of the holders of bonds:

The rights of note holders, including, among others:

(i)                  Payment of principal, interest and any other amount in respect of the notes on the dates and in the manner indicated in the notes and the indenture.

(ii)              Release of information (see section 6.1 above).

(iii)            Acceleration of the notes in the terms and conditions set forth in the indenture.

(iv)           Give up certain defaults or events of default under the terms and conditions set forth in the indenture.

(v)             Initiate a process under the indenture on the terms contained therein.

(vi)          Priority respect to the Company on payments made by the Trustee with the amounts charged in cases of defaults under the indenture.

(vii)        Be notified by the Trustee of any default or event of default actually known to a Trust Officer of the Trustee incurred by the Company under the indenture.

(viii)  Replace the Trustee, in the terms mentioned in the indenture.

(ix)           To consent to certain amendments to the indenture or notes.

8.0                               IMPORTANT ADDITIONAL INFORMATION

The indenture contains certain covenants to which the Company has undertaken.

9.0                               STATEMENT OF RESPONSIBILITY

The information contained in this form is true.

Embotelladora Andina S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized, in the city of Santiago, Chile.

EMBOTELLADORA ANDINA S.A.
	By:	/s/ Jaime Cohen
Name: Jaime Cohen
Title: Chief Legal Officer

Santiago, October 1, 2013